Exhibit 12.1
AutoNation, Inc.
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
($ in millions)

	Year Ended December 31,
Earnings	2012	2011	2010	2009	2008
Income (loss) from continuing operations before income taxes	$516.8	$461.3	$381.3	$349.2	$(1,401.5)
Adjustment to exclude earnings from equity method investees	—	—	—	(0.1)	(0.7)
Fixed charges	149.7	128.8	120.0	103.7	201.1
Distributions from equity method investees	—	—	—	1.3	0.3
Interest capitalized	(0.6)	(1.0)	(1.2)	(0.1)	(0.8)
Earnings, as defined	$665.9	$589.1	$500.1	$454.0	$(1,201.6)

Fixed Charges
Floorplan interest expense (a)	$45.5	$42.7	$42.8	$37.4	$89.3
Other interest expense (b)	87.2	66.5	56.6	42.6	89.4
Capitalized interest costs	0.6	1.0	1.2	0.1	0.8
Interest component of rent expense	16.4	18.6	19.4	23.6	21.6
Total fixed charges	$149.7	$128.8	$120.0	$103.7	$201.1

Ratio of earnings to fixed charges	4.4	4.6	4.2	4.4	(c)

(a)	Includes floorplan interest expense associated with discontinued operations.

(b)	Includes amortization of debt issuance costs and other interest expense associated with discontinued operations.

(c)	In the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $1.40 billion due to non-cash impairment charges of $1.74 billion.